Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 19, 2011

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments given to Rachel Spearo of U.S. Bancorp Fund Services, LLC on January 18, 2011 regarding your review of the Trust’s recent annual reports filed on Form N-CSR on behalf of certain series of the Trust (each, a “Fund”).

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

The Appleton Group PLUS Fund (Annual Report Filed May 6, 2010)

1.
Staff Comment: With respect to the management’s discussion and analysis (“MD&A”) included in the annual report for The Appleton Group PLUS Fund, please ensure that the MD&A in future reports includes a specific discussion of the material factors that affected the Fund’s performance during the period covered by the report, including, but not limited to, the adviser’s investment strategy and the general market environment.

Response: The Trust responds by stating supplementally that the MD&A in future reports will contain a more detailed discussion with respect to the factors that affected the Fund’s performance during the period covered by the report.

Alternative Strategies Mutual Fund (Annual Report Filed May 6, 2010)

2.
Staff Comment: The Staff notes that the hypothetical expense example in the Fund’s annual report, as well as the Example in the Fund’s prospectus, should only show the effect of the Fund’s expense limit for the period covered by the current agreement related to the expense limit, not the entire ten-year period covered by the example.

Response: The Trust responds by stating supplementally that the hypothetical expense example in the annual report and the Example shown in the Fund’s prospectus will only show the effect of the expense limit for the period covered by the current operating expense limitation agreement.

3.
Staff Comment: The Staff notes that the calculation of the hypothetical expense example should include dividends on short positions and interest expense in the original calculation of the numbers shown in the example itself, rather than in a separate footnote.

Response: The Trust responds by stating supplementally that the calculation of the hypothetical expense example in future reports will include dividends on short positions and interest expense.

4.	Staff Comment: Please include the accumulated net investment income (loss) for the periods included in the Statements of Changes in Net Assets in future reports.

Response: The Trust responds by stating supplementally that it will include the accumulated net investment income (loss) in the Statements of Changes in Net Assets in future reports.

5.
Staff Comment: The Staff notes that the disclosure under Note (4) in the Notes to Financial Statements should be expanded to address any expenses that are carved out of the Fund’s expense limitation cap, including dividends on short positions and interest expense.

Response: The Trust responds by stating supplementally that it will revise the applicable disclosure in future reports to address any expenses that are carved out of the Fund’s expense limitation cap, including dividends on short positions and interest expense.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers